EXHIBIT 99.3

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom SA Limited appoints Chief Technical Officer

Telkom's Chief Executive Officer, Mr Papi Molotsane, has announced the appointment of Mr Thami Msimango as the new Telkom Chief Technical Officer "CTO", effective 6 September 2005.

The CTO position was previously held by Mr Reuben September who was appointed Chief Operating Officer from 1 September 2005.

Thami Msimango has been involved in the Information and Communication Technology sector for the past 21 years. He began his career in the former Department of Posts and Telecommunications in 1984, and has steadily moved up the ranks, rising to the level of Managing Executive responsible for Network Infrastructure Provisioning in 2003. Thami has a wealth of experience in diverse aspects of the technical environment, ranging from network construction and technology strategy to transmission and switching infrastructure.

Johannesburg

8 September 2005